China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

January 17, 2012

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	China Pharma Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011 and Amended March 17, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 10, 2011
File No. 001-34471

Dear Mr. Rosenberg:

China Pharma Holdings, Inc., a Delaware corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 16, 2011 (the “Comment Letter”) to the Company, with respect to the subject filings.  We hereby file via EDGAR our response to the Comment Letter.  The text of the Staff's comments is set forth in italics below, followed by the responses of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended (the “Form 10-K”).

Form 10-K/A for the fiscal year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 48

1. Please provide proposed revisions to your disclosure to be included in future filings that address the impact of your funding obligations with the laboratories on your liquidity. Include a qualitative and quantitative discussion of the material commitments to fund the progress payments through SFDA approval. Refer to Item 303(A)(2)(i)of Regulation S-K and Financial Reporting Release 36.

Response:

We propose to include the following information in future filings:

“At September 30, 2011, the Company was obligated to pay laboratories $8.1 million upon their completion of the various phases of contracts to provide SFDA production approval of 12 medical formulas. Those payments are expected to be made out of the Company’s cash flow from operations ratably over the following 48 months, depending on the progress of the various contracts. A typical contract requires an upfront deposit and then two to three additional milestone payments plus a final payment when the SFDA approval is obtained. Since the payments are progress driven, it is difficult to calculate the timing of the payments with any precision; however, management expects that the payments will be somewhat even over the payment period given the number of contracts in progress. The funding obligation is not expected to have an undue negative impact on the liquidity of the Company given the Company’s historical cash flows and estimated future cash flows from operating activities.”

Notes to Consolidated Financial Statements
Note 4 – Intangible Assets, page F-12

2. Please refer to your response to our comment one. We are still evaluating your accounting for the medical formulas and have the following comments:

•
Please refer to your August 19, 2011 response letter, where you state “in order to obtain SFDA authorization to produce a generic drug the Company must show that the drug functions as intended”. If obtaining SFDA authorization requires you to show that the drug functions as intended, please tell us why capitalization is appropriate. It appears based on your response that the acquired formulas and the subsequent periodic payments do not have alternative future use without the SFDA approval.

Response:

We wish to modify our response in the August 19, 2011 response letter to emphasize that the SFDA requirement is to verify that the Company’s production process, as designed by the laboratories the Company entered into contracts with, produces a generic medical drug that is equivalent to the known, expired patented drug from which the formula was derived, which was mentioned in Note 5 to the financial statements for the quarterly period ended September 30, 2011. No research or development is required to determine whether the medical formula to be produced will function as it is intended to function since the chemical formula for the expired patented drug has already reached technological feasibility.  The process is primarily a registration to manufacture the drug and not a test of the drug itself, which was explained in detail in our response to Comment 7 in our August 19, 2011 response letter. Therefore, as elaborated further in the same response, the costs incurred under the contracts with the laboratories qualify for capitalization under current accounting guidance.

Each medical formula and the subsequent payment obligation to the related laboratory has an alternative future use prior to obtaining SFDA approval in that the Company is expressly permitted by its contracts with laboratories to sell the formulas at any time before or after the final SFDA approval is obtained. The Company has confirmed with each laboratory that is currently pursuing the SFDA process that “from the start of the contract, Helpson (the Company’s wholly-owned subsidiary in China, note added) may transfer any of its interest and obligations in the contract to a third party reasonably acceptable to the Lab that is willing and able to fulfill the obligations of Helpson under the contract, at any time, before or after the final SFDA approval is obtained.” The confirmation of the salability of the formulas is explicit evidence that the medical formulas have an alternative future use prior to obtaining SFDA approval and that the medical formulas qualify as intangible assets.

•
Given the presence of the refund right, it is unclear why the payments to acquire the formula and the subsequent progress payments are classified as an intangible assets, prior to completion of the SFDA regulatory approval process. Please tell us why these payments are not more appropriately classified as advances if not required to be expensed as incurred.

Response:

Although the payments to acquire the medical formulas and subsequent progress payments are refundable should SFDA approval not be received and could have been accounted for as financing or advances, as stated in response to the first bullet point above, the medical formulas have an alternative use during the SFDA approval process because the Company has the right to sell the medical formula at any time during the contract period. Classifying the payments as advances would defer amortization of the cost of the medical formulas until SFDA approval is received. Since the Company believes the payments qualify as intangible assets and believes that the Company is receiving legal and contractual benefits from the medical formulas from the dates the laboratories complete the services under the various phases of the contracts, the Company believes that it is most appropriate to classify the payments for services received from the laboratories as intangible assets and amortize those costs from the dates such services are received, rather than classifying the payments as advances until SFDA approval is received.

•
Please provide proposed revisions to your disclosure to be included in future filings addressing the terms of the arrangement with the laboratories, in more specificity than what is currently provided. In your disclosure, please include the terms of the funding obligations and the nature of the refund right.

Response:

We propose to include the following disclosures in the Notes to the financial statements in future filings:

“At September 30, 2011, the Company was obligated to pay laboratories $8.1 million upon their completion of the various phases of contracts to provide SFDA production approval of 12 medical formulas. Those contracts require an upfront deposit and then typically two to three additional milestone payments plus a final payment when the SFDA approval is obtained. Given the number of contracts in progress, payments under the contracts are expected to be made ratably over the following 48 months, depending on the progress of the various contracts. Should a laboratory not be able to obtain SFDA production approval for a medical formula, at that date the Company has the right, at its option, to either request a cash refund of the payments made to date or apply the payments to a new medical formula developed by the applicable laboratory.”

With respect to the proposed disclosure on the refund right, please see our response to the next bulletin question below.

•
With respect to the refund provision, please provide proposed revisions to your disclosure to be included in future in filings addressing the following separately for the medical formulas and the payments to the laboratories:

•	The point at which the Company can demand a refund;
•	Which party decides that the SFDA process is terminated; and
•	Whether there is an appeals process.

Response:

We propose to include the following disclosure in our future filings with regard to the refund provision:

“Under the terms of each contract, the Company is required to make progress payments to the laboratory; however, if the SFDA production approval is not obtained for a medical formula, the Company has the right to choose to receive a refund of the payments for that formula, or the application of those payments to another formula. The Company can demand the refund as soon as the SFDA has issued an official “Denial Letter” for the application of a specific medical formula. The SFDA Denial Letter also serves as the termination point for the SFDA process. There are no appeal clauses in the contracts with laboratories that could be used by the laboratories to delay their payment of the refunds.  The Company, however, at its option, can file an appeal of the SFDA denial within 60 days of the date of the Denial Letter if the Company sees merit in such action.”

•
You state in the last sentence in response to comment one that the date the laboratory completes its performance of services constituting a specified phase of the contract is the date the Company has received an intangible asset and the date on which the cost of those corresponding services, including any prior advance, is reclassified as an intangible asset. Please help us understand why that point of time is the point in which the amount is no longer considered an advance, but is considered an intangible asset.

Response:

Under the terms of each contract, the Company is required to make progress payments to the laboratory. Payments made to the laboratories prior to their performance under the related contract phase are recognized as advances for purchases of intangible assets. Upon the laboratory’s performance of the services required under a specified phase of the contract, the costs of the services provided are reclassified from advances to intangible assets. Under contract accounting, costs are recognized at the date the contractor or laboratory delivers the goods or services under the contract. For most contracts, there is a continuous transfer of the asset or services to the buyer. The Company believes that the best evidence of a laboratory’s performance of the services under a particular contract phase is the laboratory’s billing the Company for the related services indicating completion of the contract phase. Therefore, the Company believes that the date the laboratory bills the Company for the services performed under a phase of the contract is the point in time when the payment is no longer considered an advance, but is considered an intangible asset.

•
Please provide proposed disclosure to clarify if you have the right to sell the medical formulas to a third party and the terms of that right. Clarify if that right exists before and/or after SFDA approval.

Response:

We propose to  include the following disclosures in future filings.

“The Company has the right to sell any medical formula to a third party at any time before or after production approval is received from the SFDA.”

3. Please address the following:

•
Please provide us proposed disclosure to be included in future filings of the gross carrying amount and the accumulated amortization of the patents and the medical formulas for each balance sheet presented in your financial statements, in accordance with 350-30-50-2. The Form 10-K does not contain this information for the year ended December 31, 2010 and 2009.

Response:

We propose to include the following disclosure in future filings:

	September 30, 2011
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
Medical formulas - SFDA approved	$5,203,412	$1,917,244	$3,286,168
Medical formulas - not SFDA approved	24,034,997	2,758,983	21,276,014
Patents	6,067,003	298,680	5,768,323
Total	$35,305,412	$4,974,907	$30,330,505

	December 31, 2010
	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
Medical formulas - SFDA approved	$5,027,749	$1,479,815	$3,547,934
Medical formulas - not SFDA approved	21,105,947	862,266	20,243,681
Patents	5,257,151	-	5,257,151
Total	$31,390,847	$2,342,081	$29,048,766

•	Provide us proposed disclosure to be included in future filings of the weighted-average amortization period for your patents in accordance with ASC 350-30-50-1a3.

Response:

We propose to include the following disclosure in future filings:

Intangible assets acquired during the nine months ended September 30, 2011 and during the year ended December 31, 2010, and their weighted-average amortization periods were as follows:

	For the Nine Months Ended		For the Year Ended
	September 30, 2011		December 31, 2010
		Weighted-Average		Weighted-Average
		Amortization		Amortization
	Amount	Period	Amount	Period
Medical formulas - not SFDA approved	$2,191,427	13.0 years	$8,911,340	13.0 years
Patents	626,122	14.0 years	1,082,796	15.0 years
Total	$2,817,549		$9,994,136

None of the intangible assets are expected to have a residual value at the end of their estimated useful live. Amortization expense relating to intangible assets was $2,511,751 and $682,856 for the nine months ended September 30, 2011 and 2010, respectively.

•
You state that the effect of the change in amortization of the patents was $0 for periods prior to 2009, $51,000 for 2009, and $202,000 for 2010. It appears based on your Form 10-Q for the nine months ended September 30, 2011 that you only recorded $46K in amortization expense for the nine months in 2011 relating to patents. Please tell us why amortization for patents has decreased significantly.

Response:

Based on the verbal discussion with the Staff after the Company submitted its response to the Staff on October 24, 2011, the Company did not make a cumulative adjustment for amortization of patents for years prior to 2011. Therefore the $298,680 of accumulated amortization recorded for patents in our latest 10-Q all relates to the nine-month period ended September 30, 2011. As a result, amortization of patents did not decrease, but increased during the nine months ended September 30, 2011.

•	Please provide revised proposed disclosure to be included in future filings to separately quantify medical formulas classified as intangible assets that have received SFDA production approval.

Response:

Please see the proposed disclosure of the components of intangible assets in the table under the first bullet point to comment 3, which separately quantifies the carrying amount of medical formulas classified as intangible assets that have received SFDA production approval, those that have not, and patents.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the subject filings.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the subject filings do not foreclose the Commission from taking any action with respect to subject filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zhilin Li
Zhilin Li
Chief Executive Officer